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                                                                   EXHIBIT 99(H)

                             FORM OF PRESS RELEASE

FOR IMMEDIATE RELEASE                                     CONTACT:  TIM SHEPHERD
NOVEMBER 7, 1995                                                    810-488-7364

SOURCE ONE TO EXCHANGE QUICS FOR 8.42% CUMULATIVE PREFERRED STOCK, SERIES A

     Farmington Hills, Michigan -- Source One Mortgage Services Corporation (NYSE: SOMpfa) announced today that it is offering to exchange up to $100,000,000 of its 9.375 percent quarterly income capital securities (QUICS) (subordinated interest deferrable debentures, in $25 denominations, due 2025) for up to 4.0 million shares of its 8.42% Cumulative Preferred Stock, Series A (the "Series A Preferred Stock").


     The exchange offer will expire at 5:00 p.m. Eastern time on December , 1995, unless extended.


     Exchanges will be made on the basis of one QUICS for each share of Series A Preferred Stock validly tendered and accepted for exchange in the offer, subject to the condition, that at least one million shares being validly tendered and accepted. The Series A Preferred Stock trades on the NYSE under the symbol SOMpfa.


     The annual interest rate on the QUICS will be 9.375%, which is 95.5 basis points greater than the 8.42% annual dividend rate on the Series A Preferred Stock.



     Lehman Brothers, Merrill Lynch & Co., PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are the dealer managers for the exchange offer. D.F. King & Co., Inc. will serve as the information agent.


     The exchange offer will be made by a prospectus that may be obtained from the information agent at 1-800-848-3405 or by writing the agent at 77 Water Street, New York, New York 10005.

     Source One, headquartered in Farmington Hills, Michigan, is one of the largest mortgage banks in the country. All of Source One's issued and outstanding shares of common stock are held by Fund American Enterprises, Inc.